February 25, 2025

Charles Cassel
Chief Executive Officer
CSLM Holdings, Inc.
2400 E. Commercial Boulevard     Suite 900
Fort Lauderdale, FL 33308

Sameer Maskey
Chief Executive Officer
Fusemachines Inc.
500 Seventh Avenue, 14th Floor
New York, NY 10018

       Re: CSLM Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed February 13, 2025
           File No. 333-283520
Dear Charles Cassel and Sameer Maskey:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4
The Business Combination Proposal
Background of the Business Combination, page 118

1. Please revise to include a brief discussion of your securities being delisted from Nasdaq. Refer to Item 1605(a) of Regulation S-K.
 February 25, 2025
Page 2
2. Please revise to include a brief discussion of the reasons for the change in the PIPE
       Investment Amount. Refer to Item 1605(b)(3) of Regulation S-K. Unaudited Pro Form Condensed Combined Financial Information, page 187

3. With regards to the February 2025 amendments to various convertible notes, please disclose the reduced conversion price and how it reconciles to the fair value of your common stock in February 2025.
Executive Compensation of Fusemachines, page 293

4. Please update your executive compensation disclosure for the fiscal year ended
       December 31, 2024. Refer to Item 402(m) of Regulation S-K.
General

5. Please update your MD&A and Subsequent Events footnotes to disclose significant events that occurred up to the date of your filing.

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Alexandra Kane
      Brian Lee